Exhibit 99.1
SATYAM RECEIVES LETTER FROM CHAIRMAN TENDERING RESIGNATION AND DETAILING FINANCIAL IRREGULARITIES
January 7, 2009
Satyam Computer Services confirmed that it has received today a letter from its Chairman and Founder, Mr. B Ramalinga Raju. This letter, dated Jan 7, 2009, has been circulated to all existing members of the board, several senior leaders and copied to the Chairman of Securities and Exchange Board of India (SEBI) and the stock exchanges where Satyam is listed.
“We are obviously shocked by the contents of the letter. The senior leaders of Satyam stand united in their commitment to customers, associates, suppliers and all shareholders. We have gathered together at Hyderabad to strategize the way forward in light of this startling revelation” said Mr. Ram Mynampati, Interim CEO (pending ratification by the Board) and Member of the Board, who has been mandated by the Board to steer the company through this crisis.
Satyam confirmed that its immediate priorities are to protect the interests of its shareholders, protect the careers and security of its approximately 53,000 associates, and meet all its commitments to its customers and suppliers.
“We recognize that our associates have committed a significant part of their careers to build Satyam. We will pursue all avenues to secure their future in the company,” added Mr. Mynampati.
Satyam believes that its underlying business model, customer assets and growth prospects remain sound, even in the current challenging financial environment. Satyam leadership expressed confidence that the company will be able to overcome this latest development and continue to provide excellent service to clients, while delivering value to shareholders in the medium to long term.
Satyam is committed to uphold the highest levels of corporate transparency and will cooperate with the relevant regulatory authorities to conduct detailed investigations into this matter. Satyam will keep stakeholders informed of the developments on a regular basis.
The company will conduct a press conference at its headquarters, within the next 24 hours.
For investor queries please contact: Investorrelations@satyam.com
For media queries please contact: mediarelations@satyam.com or call +91 9845183710